Exhibit F

April 28, 2022

The Special Committee of the Board of Directors (the “Special Committee”)

LAIX Inc. (“LAIX” or the “Company”)

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Dear Members of the Special Committee:

Reference is made to the preliminary non-binding proposal dated August 4, 2021 (the “Original Proposal”, as amended and updated by this letter and as may be further amended and updated from time to time, the “Proposal”) from Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the “Founders”), and PCIL IV Limited (together with its affiliated investment entities, “Primavera”) to acquire all of the outstanding ordinary shares of the Company in a going private transaction (the “Acquisition”).

We are submitting this revised letter to update that Primavera has withdrawn from the consortium and does not intend to participate in the Acquisition, and the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (collectively, the “Buyer Group”, “we” or “us”) have formed a new buyer consortium with respect to the proposed Acquisition. We very much appreciate the time spent and efforts made by the Special Committee and its advisors so far with respect to the Acquisition. We would like to reaffirm our interests in the Acquisition that we are interested only in acquiring the outstanding shares that we do not beneficially own. Set forth below are the key terms of our revised proposal:

1. Buyer Group. We have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2. Purchase Price. We would like to revise our offer price (the “Offer Price”) to US$ 1.90 in cash per American depositary share of the Company (“ADS”, each representing fourteen Class A ordinary shares), or US$ 0.1357 in cash per ordinary share, which represents a premium of approximately 15.8% to the volume-weighted average price of the ADSs quoted on the OTC Market during the last ten trading days. Our decision to revise the Offer Price is necessitated by the deteriorating market conditions and the challenging regulatory environment facing the Company.

3. No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we remain fully committed to close the Acquisition. We look forward to continuing working with the Special Committee and its advisors.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

1

* * * *

2

Sincerely,

Yi Wang

/s/ Yi Wang

[Proposal Letter Signature Page]

Sincerely,

Zheren Hu

/s/ Zheren Hu

[Proposal Letter Signature Page]

Sincerely,

Hui Lin

/s/ Hui Lin

[Proposal Letter Signature Page]

Sincerely,

TENZING HOLDINGS 2011 LTD.

/s/ YIBO SHAO
Name: YIBO SHAO
Title: DIRECTOR

[Proposal Letter Signature Page]

Sincerely,

SINO AVENUE LIMITED

/s/ NING ZHANG
Name: NING ZHANG
Title: DIRECTOR

[Proposal Letter Signature Page]